May 14, 2012

Mr. Michael R. Clampitt

Senior Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Northeast Bancorp (the “Company”)

Registration Statement on Form S-1 (File No. 333-180215)

Dear Mr. Clampitt:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, as underwriters of the Company’s proposed public offering of up to 4,760,000 shares of the Company’s common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement requesting effectiveness for 4:00 p.m. on May 14, 2012, or as soon thereafter as practicable.

Very truly yours, SANDLER O’NEILL & PARTNERS, L.P. By: Sandler O’Neill & Partners Corp., the sole general partner

By:	/s/ Jennifer A. Docherty
Jennifer A. Docherty Authorized Signatory